Exhibit 99.1

Summons for Shareholders of Ordinary Shares

Avianca Holdings S.A. Board of Directors unanimously approved to summon the shareholders of Ordinary Shares to the ordinary session of the General Shareholders meeting to be held in March 27th, 2015 at 9:00a.m. in the city of Bogotá, Republic of Colombia.